UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF
THE SECURITIES EXCHANGE ACT OF 1934
___________________

ANTRIABIO, INC.
(Exact name of registrant as specified in its charter)
___________________

Delaware
(State or other jurisdiction of incorporation)

000-54495
(Commission File No.)

27-3440894
(IRS Employer Identification No.)

305 W 50 Street, Apt 25A
New York, NY 10019
(303) 357-4644

(Address and Telephone Number of Registrant)
___________________

Approximate Date of Mailing:  January 15, 2013

ANTRIABIO, INC
(Formerly Fits My Style Inc.)
305 W 50 Street, Apt 25A
New York, NY 10019

Information Statement Pursuant To Section 14(F) Of The
Securities Exchange Act Of 1934 And
Securities And Exchange Commission Rule 14f-1

Notice of Change in the
Majority of the Board of Directors

January 14, 2013

NO VOTE OR OTHER ACTION BY THE COMPANY'S STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF FITS MY STYLE INC.

INTRODUCTION

This Information Statement is being furnished to all holders of record of common stock, par value $0.001, of AntriaBio, Inc a Delaware corporation (formerly known as Fits My Style Inc., a Nevada corporation) (the “Company”), pursuant to the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder, in connection with the proposed transactions contemplated by a share exchange and reorganization agreement (the “Share Exchange And Reorganization Agreement”), by and among the Company, AntriaBio Delaware, Inc., a Delaware corporation (“AntriaBio Delaware”) and the beneficial stockholders of AntriaBio Delaware (the “AntriaBio Delaware Stockholders”) pursuant to which we will issue and deliver shares of our common stock to the AntriaBio Delaware Stockholders in exchange for 100% of the issued and outstanding shares of common stock of AntriaBio Delaware (the “Reverse Merger”), resulting in AntriaBio Delaware becoming a wholly-owned subsidiary of the Company and resulting in a change in control of the Company and our board of directors (the “Board”).  In this Information Statement, the terms (i) “we”, “us”, “our” “AntriaBio” or the “Company” refers to AntriaBio, Inc. (formerly Fits My Style Inc.), and (ii) “AntriaBio Delaware” refers to AntriaBio Delaware, Inc.

Pursuant to the terms of the Share Exchange and Reorganization Agreement and upon the consummation of the Reverse Merger: (i) we will assume the operations of AntriaBio Delaware will become a wholly-owned subsidiary of the Company; (ii) the outstanding shares of our common stock held by Tungsten 74 LLC will be delivered to us for cancellation; and (iii) the outstanding shares of AntriaBio Delaware common stock will be exchanged for an aggregate of 35,284,000 shares of our common stock.  We expect that following the effective time of the Reverse Merger, giving effect to the aforementioned cancellation, security holders of AntriaBio Delaware will own approximately 88.2% of our outstanding common stock.

In connection with the Reverse Merger, our Board composition will change.  The Board currently consists of our sole director, Nickolay Kukekov.  Following the effective time of the Reverse Merger, the Board will add three additional directors to the Board.  Dr. Kukekov will continue to serve on our Board but he will resign as our Chief Executive Officer.  The three new directors of the Board will be Steve Howe, Nevan Elam and Hoyoung Huh.  Our Board will appoint:  (i) Mr. Nevan Elam to serve as our President and Chief Executive Officer; and (ii) Dr. Sankaram Mantripragada to serve as our Chief Scientific Officer.

No action is required by our stockholders in connection with this Information Statement.  However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder require the mailing of the information in this Information Statement to our stockholders of record at least ten (10) days prior to the date of a change in a majority of our directors, if such change is not effected at a meeting of our stockholders.  We are electing to treat this transaction as a change of control.  Accordingly, the resulting change of our directors will not occur until at least ten (10) days following the mailing of this Information Statement.  This Information Statement will be available to our stockholders of record at January 15, 2013, on or about the date first shown above.  The approval of our stockholders is not required because, (i) the Reverse Merger will be structured as a share exchange under Delaware law, (ii) the Company’s Certificate of Incorporation permits the Company to issue up to 200,000,000 shares of common stock, and (iii) our Board has the requisite authority to issue shares of our common stock to the AntriaBio Delaware Stockholders.

Please read this Information Statement carefully.  It contains certain biographical and other information concerning our executive officers and directors after the completion of the Reverse Merger.

CHANGE OF CONTROL

Following the effective time of the Reverse Merger, the Company will experience a change in control of the Company.  The Reverse Merger and related transactions will have the following consequences:

●	AntriaBio Delaware will become a wholly-owned subsidiary of the Company;
●	We will keep our current director and add three new directors; and
●	We will take steps to change our securities regulatory status from a “shell company” to an operating company since we will have assets and operations.

As a result of the Reverse Merger, AntriaBio Delaware Stockholders will become stockholders of the Company.  Immediately following the effective time of the Reverse Merger, we expect that the AntriaBio Delaware Stockholders will own approximately 88.2% of the shares of our issued and outstanding common stock.

We anticipate that the transaction of issuing the securities to AntriaBio Delaware Stockholders will be exempt from registration in part based on our reliance upon an exemption from registration pursuant to Section 4(2) under the Securities Act of 1933, as amended (the “Securities Act”), and/or Rule 506 promulgated thereunder.

The completion of the Reverse Merger and the other transactions contemplated under the Share Exchange and Reorganization Agreement is subject to the satisfaction of certain conditions. Nonetheless, unforeseen matters may arise and there can be no assurance that the Reverse Merger will be completed.

VOTING SECURITIES

Our common stock is our only class of equity securities that is entitled to vote at a meeting of our stockholders.  Each share of our common stock entitles the holders thereof to one vote.  As of January 14, 2013, there were 24,606,000 shares of our common stock issued and outstanding.  The intended change of the composition of our Board in connection with the Reverse Merger is not subject to a stockholder vote.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Prior to the Reverse Merger

The following table sets forth the number of shares of our common stock beneficially owned as of January 14, 2013, by (i) each person known by us to be the beneficial owner of more than 5% of our outstanding shares of common stock, (ii) each of our current executive officers and directors and (iii) all of our current executive officers and directors as a group.  Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act.  In computing the number of shares beneficially owned by a person or a group and the percentage of ownership of that person or group, shares of our common stock subject to options, warrants or any other security currently exercisable or convertible, or exercisable or convertible within 60 days of the date of this Information Statement, are deemed outstanding, but are not deemed outstanding for the purpose of computing the percentage ownership of any other person.  As of January 14, 2013, we had 24,606,000 shares of common stock issued and outstanding:

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Class

Common Stock	Tungsten 74 LLC 464 Gorge Road, #3E, Cliffside Park, NJ 07910(1)	19,890,000	80.83%

Common Stock	Chromium 24 LLC 135 East 18th St. New York, NY 10003(2)	1,597,074	6.49%

Common Stock	Nickolay Kukekov(3)	nil	Nil
Common Stock	All current executive officers and directors as a group (1 person)(3)	nil	Nil

(1) Tungsten 74 LLC is a New York limited liability company that is controlled by Viacheslav Kriventsov.  Mr. Kriventsov has sole voting and investment power over these securities.  Dr. Nickolay Kukekov, the Chief Executive Officer and Director of the Company, is a non-controlling member of Tungsten 74 LLC, and disclaims beneficial ownership in Tungsten 74 LLC except to the extent of his pecuniary interest therein.  Tungsten 74 LLC’s address is 464 Gorge Road, #3E, Cliffside Park, New Jersey 07910.

(2) Chromium 24, LLC is a Delaware limited liability company that is controlled by John Kalem.  Mr. Kalem has sole voting and investment power over these securities. Dr. Nickolay Kukekov is a non-controlling member of Chromium 24 LLC, and disclaims beneficial ownership in Chromium 24 LLC except to the extent of his pecuniary interest therein. Chromium 24, LLC’s address is 135 East 18th Street, New York, New York 10003.

(3) Dr. Kukekov is our Chief Executive Officer and Director. Does not include the shares held by Tungsten 74 LLC or Chromium 24 LLC, of each of which Dr. Kukekov is a member.

Following the Consummation of the Reverse Merger

The following table sets forth the number of shares of our common stock expected to be beneficially owned by the following persons or groups assuming the completion of the Reverse Merger:  (i) each person known by us to be the beneficial owner of more than 5% of our outstanding shares of common stock; (ii) each of our proposed executive officers and directors following the consummation of the Reverse Merger; and (iii) all of our proposed executive officers and directors as a group.  Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act.  In computing the number of shares beneficially owned by a person or a group and the percentage of ownership of that person or group, shares of our common stock subject to options, warrants or any other security currently exercisable or convertible, or exercisable or convertible within 60 days of the date of this Information Statement, are deemed outstanding, but are not deemed outstanding for the purpose of computing the percentage ownership of any other person.  In determining the percentages, the following table assumes 40,000,000 shares of our common stock will be issued and outstanding following the effective time of the Reverse Merger.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Class
Common Stock	EU One Group, LLC 36, boulevard des Moulins MC 98000, Monaco (1)	20,000,000	50%
Common Stock	Sankaram Mantripragada 8383 Castaway Drive Windsor, CO 80528	6,000,000	15%
Common Stock	Konus Advisory Group, Inc. 890 Santa Cruz Avenue Menlo Park, CA 94025	4,000,000	10%
Common Stock	Theodore Kalem 620 W 42nd Street, Apt 49A New York, NY 10036	2,392,000	5.98%
Common Stock	Nickolay Kukekov 305 W 50th Street, Apt 25A New York, NY 10017	2,392,000	5.98%
Common Stock	Hoyoung Huh 890 Santa Cruz Avenue Menlo Park, CA 94025	4,000,000 (2)
Common Stock	Steve R. Howe 999 18th Street, Suite 3000 Denver, CO 80202	-	-
Common Stock	Nevan C. Elam 890 Santa Cruz Avenue Menlo Park, CA 94025	4,000,000 (2)	-
Common Stock	All proposed executive officers and directors as a group (5 people)	12,392,000	30.98%

(1)	EU One Group, LLC is a limited liability company. Assuming the completion of the Reverse Merger, Philippe Feller has sole voting and investment power with respect to the EU One Group, LLC shares.

(2)	Includes shares beneficially owned by Konus Advisory Group, Inc. in which Dr. Huh and Mr. Elam have shared voting and investment power with respect to those Konus Advisory Group, Inc. shares.

DIRECTORS AND EXECUTIVE OFFICERS

Following the effective time of the Reverse Merger, the Board will add three additional directors to the Board.  Dr. Kukekov will continue to serve on our Board, but will resign as our Chief Executive Officer.  The three new directors will be Steve Howe, Nevan Elam and Hoyoung Huh.  Our Board will appoint:  (i) Mr. Nevan Elam to serve as our President and Chief Executive Officer; and (ii) Dr. Sankaram Mantripragada to serve as our Chief Scientific Officer.

The following discussion sets forth the information regarding our current executive officers and directors and our proposed executive officers and directors after completing the transactions contemplated by the Reverse Merger.  If any proposed director listed in the table should become unavailable for any reason, which we do not anticipate, our Board will appoint any substitute nominee or nominees as the Board in its sole discretion deems necessary.

Current Executive Officers and Directors

The following table sets forth certain information regarding our current directors and executive officers:

Name	Age	Position
Nickolay Kukekov, Ph.D	39	Chief Executive Officer and Director

Our executive officers and directors are elected annually for a one year term or until their respective successors are duly elected and qualified or until their earlier resignation or removal.

Nickolay Kukekov, Ph.D, age 39, has served as our Chief Executive Officer and member of the Board since September of 2012.  Dr. Kukekov currently serves as the managing director of Highline Research Advisors.  Prior to forming Highline Research Advisors, a division of John Thomas Financial, Dr. Kukekov was the Managing Director of Healthcare Investment Banking at Summer Street Research from October 2010 to August 2012.  In September 2009, Dr. Kukekov was a co-founder of the Healthcare Investment Banking group at Gilford Securities.  From December 2007 to July 2009, Dr. Kukekov served as the managing director of Paramount BioCapital, where he ran the advisory, M & A and capital raising services for in-house private and public portfolio companies. Dr. Kukekov holds a Bachelor of Science degree in Molecular, Cellular and Developmental Biology from the University of Colorado at Boulder and a Ph.D. in Neuroscience from Columbia University, College of Physicians and Surgeons in New York.  We believe that Dr. Kukekov’s extensive capital raising and merger and acquisition qualifies him to serve on the Board.

Proposed Executive Officers and Directors Following the Reverse Merger

Upon the closing of the Reverse merger, the flowing individuals are expected to serve as members of our Board or serve as our executive officers:

Name	Age	Title
Steve R. Howe	60	Chairman of the Board and Director

Nevan C. Elam	45	President, Chief Executive Officer and Director

Sankaram Mantripragada, Ph.D.	54	Chief Scientific Officer

Hoyoung Huh, Ph.D	42	Director

Nickolay Kukekov, Ph.D	39	Director
Steve R. Howe.  Mr. Howe currently serves as the Executive Chairman of AntriaBio Delaware’s board.  Prior to his service with AntriaBio Delaware, Mr. Howe served as Chairman of the Board and Chief Executive Officer of PR Pharmaceuticals from its formation in 1998 to 2010.  Mr. Howe was a founder of Micrel Limited, Inc., a privately held drug delivery company, and served as the Chief Executive Officer for Micrel from 1987 through 1998, when it merged into PR Pharmaceuticals.  Mr. Howe received his BA in Business Administration, with an emphasis on finance and accounting, from the University of Wyoming in 1974.  We believe that Mr. Howe’s extensive experience with pharmaceutical companies along with his finance and accounting experience qualifies him to serve on the Board.

Nevan C. Elam.  Mr. Elam currently serves as the President, Chief Executive Officer and a Director of AntriaBio Delaware.  Prior to his service with AntriaBio Delaware, Mr. Elam served as Chief Executive Officer and President of AeroSurgical Ltd., a medical device company operating out of Ireland.  Prior to his service with AeroSurgical Ltd., Mr. Elam was Head of the Pulmonary Business Unit and Senior Vice President of Nektar Therapeutics from April 2, 2007 through December 31, 2008. Mr. Elam served as General Counsel and Secretary of Nektar Therapeutics, a Delaware corporation from January 17, 2005 through April, 2007 and also served as its Senior Vice President of Corporate Operations until April 2, 2007. From March 2004 through December 2004, Mr. Elam served as an Advisor to E2open, Inc. From February 2002 through March 2004, Mr. Elam served as Chief Financial Officer of E2open and from October 2000 to February 2002, he served as Vice President Business and Corporate Development and General Counsel of E2open. Prior to E2open, Mr. Elam was a Partner in the corporate practice of the law firm of Wilson Sonsini Goodrich & Rosati, where he served for eight years. He serves as Director of Savara, Inc. He serves as a Director of AeroSurgical Ltd. and Aerogen Ltd. Mr. Elam received his Juris Doctorate from Harvard Law School and a Bachelors of Arts from Howard University.  We believe that Mr. Elam’s experience advising pharmaceutical companies of their unique legal and regulatory obligations qualifies him to serve on the Board.

Sankaram Mantripragada, Ph.D. Dr. Mantripragada currently serves as the Chief Scientific Officer of AntriaBio Delaware.  Prior to his service with AntriaBio Delaware, Dr. Mantripragada served as VP of Research and Development of PR Pharmaceuticals from June 2005 until October 2009.  From October 2004 until June 2005, Dr. Mantripragada was an advisor to companies specializing in diabetes, cell-based therapies and cardiovascular diseases.  Dr. Mantripragada served as Director, Research and Development of Guidant Corporation, now part of Abbott Vascular, from September 2003 until October 2004.  Prior to that, he served as Director, Research and Development and Vice President, Scientific Development of SkyePharma from September 1992 until September 2003.  Prior to that, he was an Assistant Professor of Biochemistry at the University of Virginia School of Medicine from January 1989 until September 1994.  Dr. Mantripragada obtained his Ph.D. in Molecular Biophysics from the Indian Institute of Science and completed a postdoctoral research program at the Max Planck Institute for Biophysical Chemistry in Germany.

Hoyoung Huh, M.D., Ph.D.  Dr. Huh is currently a Managing Director of Konus Advisory Group, a boutique healthcare firm. Prior to founding Konus, Dr. Huh was Chief Executive Officer of BiPar Sciences, Inc.  In addition, Dr. Huh has been involved in the formation, management and board positions of multiple biotechnology and innovation-based companies. Dr. Huh currently serves as the Chairman of the Board of Geron Corporation as well as on the board of directors for Addex Therapeutics, ReSurge International and on the

Presidential Advisory Council of the Berklee College of Music.  Dr. Huh holds an M.D. from Cornell University Medical College, a Ph.D. in Genetics/Cell Biology from the Cornell University/Sloan-Kettering Institute, and a Bachelor’s degree in biochemistry from Dartmouth College.  We believe that Dr. Huh’s medical experience and his experience working with pharmaceutical companies qualifies him to serve on the Board.

Nickolay Kukekov, Ph.D.  The biography for Dr. Kukekov appears above under “Current Executive Officers and Directors.”

There are no family relationships among any of our officers or directors.

Certain Legal Proceedings Involving Directors or Executive Officers

To our knowledge, other than Mr. Howe, none of our officers (exiting or proposed) or our directors (existing or proposed) have, during the last ten years:

●	been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

●
had any bankruptcy petition filed by or against the business or property of the person, or of any partnership, corporation or business association of which he was a general partner or executive officer, either at the time of the bankruptcy filing or within two years prior to that time;

●
been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction or federal or state authority, permanently or temporarily enjoining, barring, suspending or otherwise limiting, his involvement in any type of business, securities, futures, commodities, investment, banking, savings and loan, or insurance activities, or to be associated with persons engaged in any such activity;

●
been found by a court of competent jurisdiction in a civil action or by the United States Securities and Exchange Commission (the “SEC”) or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

●
been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated (not including any settlement of a civil proceeding among private litigants), relating to an alleged violation of any federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

●
been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

PR Pharmaceuticals Inc. Bankruptcy

On November 14, 2008, PR Pharmaceuticals Inc. filed a voluntary petition for relief under Chapter 11 of Title 11 of the United States Bankruptcy Code.  Mr. Howe served as the chief executive officer of PR Pharmaceuticals Inc. during the time the bankruptcy petition was filed.

CORPORATE GOVERNANCE

Director Independence

Because our common stock is not currently listed on a national securities exchange, we have used the definition of “independence” of The NASDAQ Stock Market to determine whether our current director is independent. The Board has determined that Dr. Kukekov does not qualify as “independent” in accordance with the published listing requirements of The NASDAQ Stock Market and for purposes of Section 16 of the Exchange Act because he currently serves as our Chief Executive Officer.  NASDAQ Listing Rule 5605(a)(2) provides that an “independent director” is a person other than an officer or employee of the Company or any other individual having a relationship which, in the opinion of our Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The NASDAQ listing rules provide that a director cannot be considered independent if:

●	the director is, or at any time during the past three years was, an employee of the Company;

●
the director or a family member of the director accepted any compensation from the Company in excess of $120,000 during any period of twelve consecutive months within the three years preceding the independence determination (subject to certain exclusions, including, among other things, compensation for board or board committee service);

●	a family member of the director is, or at any time during the past three years was, an executive officer of the Company;

●
the director or a family member of the director is a partner in, controlling stockholder of, or an executive officer of an entity to which the Company made, or from which the Company received, payments in the current or any of the past three fiscal years that exceed 5% of the recipient’s consolidated gross revenue for that year or $200,000, whichever is greater (subject to certain exclusions);

●
the director or a family member of the director is employed as an executive officer of an entity where, at any time during the past three years, any of the executive officers of the Company served on the compensation committee of such other entity; or

●
the director or a family member of the director is a current partner of the Company’s outside auditor, or at any time during the past three years was a partner or employee of the Company’s outside auditor, and who worked on the company’s audit.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Act, requires our executive officers and directors and persons who beneficially own more than 10% of a registered class of our equity securities to file with the SEC initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership of our common shares and other equity securities, on Forms 3, 4 and 5, respectively.  Executive officers, directors and greater than 10% stockholders are required by the SEC regulations to furnish us with copies of all Section 16(a) reports they file.  Based on our review of the copies of such forms received by us, and to the best of our knowledge, other than Tungsten, all executive officers, directors and greater than 10% stockholders filed the required reports in a timely manner.

Board Meetings

The Board transacted business by unanimous written consent of all of the directors during the year ended June 30, 2012.  Such actions by the written consent of all directors are, according to Nevada and Delaware corporate law and our Bylaws, valid and effective as if they had been passed at a meeting of the directors duly called and held.

Committees of the Board

Because our Board consists of only one member, Nickolay Kukekov, we do not have a standing nominating, compensation or audit committee. Rather, our full Board performs the functions of these committees. Also, we do not have a financial expert on our Board as that term is defined by Item 407 (d)(5)(ii) of Regulation S-K. We do not believe it is necessary for our Board to appoint such committees because the volume of matters that come before our Board for consideration permits the directors to give sufficient time and attention to such matters to be involved in all decision making. Additionally, because our common stock is not listed for trading or quotation on a national securities exchange, we are not required to have such committees. Because our director is also an officer of the Company, he is not independent.  Our Board has not adopted audit committee, compensation or nominating committee charters.

Compensation Committee

Given the small size of our Board, the Board has determined that it is appropriate for the entire board to act as the compensation committee.  Historically, the Company has never used a compensation consultant.  Executive officer and director compensation has been established following negotiations between the executive officers and other members of the Board, within the limits imposed by our financial circumstances.

Compensation Committee Interlocks and Insider Participation

No member of the Board or executive officer of the Company has served as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of the our Board.

Board Leadership Structure and Role in Risk Oversight

Our Board recognizes that the leadership structure and combination or separation of the chief executive officer and chairman roles is driven by the needs of the Company at any point in time.  Currently, Dr. Kukekov serves as the chairman of our Board and Chief Executive Officer.  We have no policy requiring the combination or separation of leadership roles and our governing documents do not mandate a particular structure.  This has allowed, and will continue to allow, our Board the flexibility to establish the most appropriate structure for our company at any given time.

Immediately following the completion of the Reverse Merger, the size of our management team will be increased in order to manage our expanded operations, risks and resources.  It is anticipated that Mr. Howe will serve as the Chairman of the Board and Mr. Elam will serve as our President and Chief Executive Officer.

Our current directors are involved in the general oversight of risks that could affect our Company and the proposed directors will continue to evaluate our leadership structure and modify such structure as appropriate based on our size, resources and operations.

Stockholder Communication

Stockholders may communicate with any and all members of the Board by mailing correspondence to:

AntriaBio, Inc.
Attn:  Chief Executive Officer
305 W 50 Street, Apt 25A,
New York, NY 10019

Stockholders should clearly specify in each communication the name of the director to whom the communication is directed and that the communication is from a stockholder.

EXECUTIVE COMPENSATION

We have no fulltime employees, including our executive officers. Our business is currently very small and does not require the services of full-time persons to executive our corporate strategies. Engaging professional consultants under part-time contracts allows us to conserve our limited cash resources while applying appropriate resources to technical and executive tasks. Our executives have been engaged and compensated as independent contractors to provide services similar to those provided by them to other companies. As we are successful in our growth strategies, our employment practices will change to more traditional employer/employee relationships as appropriate.

Summary Compensation Table

The following table shows the particulars of compensation paid to our current Chief Executive Officer, our former President and Treasurer and our former Secretary during the period of June 30, 2011 to June 30, 2012.

Name and Principal Position	Year Ending June 30	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All other Comp.	Total
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)

Nickolay Kukekov, CEO and director(1)	2012 2011	- -	- -	- -	- -	- -	- -	- -	- -
Nir Bar Former President, Treasurer and Director(2)	2012 2011	- -	- -	- -	- -	- -	- -	- 24,500 (2)	- 24,500

Guy Turnowski Former Secretary and Director(3)	2012 2011	- -	- -	- 500(3)	- -	- -	- -	- -	- 500

(1)	Dr. Kukekov was appointed to these positions on September 4, 2012. Dr. Kukekov will not receive any compensation for his service as our Chief Executive Officer and director.

(2)
Mr. Bar was appointed to these positions on July 26, 2010 and resigned on September 15, 2012.  We were a party to a website design consultation agreement, dated January 1, 2011, with beIT Visual Communications, an affiliate of Mr. Bar. During August 2010, Mr. Bar was issued 490,000 shares of our common stock in consideration for the assignment of all of his rights in what is known as the Fits My Style products and invention.  The shares were valued at $0.05 per share.  Mr. Bar sold his shares of our common stock in a transaction on September 4, 2012, whereby Mr. Bar and other holders of our common stock sold 3,315,000 shares of our issued and outstanding common stock to Tungsten 74 LLC, a Delaware limited liability company.

(3)
Mr. Turnowski was appointed to these positions on July 26, 2010 and resigned on September 4, 2012.  During August 2010, Mr. Turnowski was issued 10,000 shares of our common stock in consideration for his services as an officer of the Company. The shares are valued at $0.05 per share.  Mr. Turnowski sold his shares of our common stock in a transaction on September 4, 2012, whereby Mr. Turnowski and other holders of our common stock sold 3,315,000 shares of our issued and outstanding common stock to Tungsten 74 LLC, a Delaware limited liability company.

Since our incorporation on July 26, 2010, no stock options or stock appreciation rights were granted to any of our directors or executive officers, none of our directors or executive officers exercised any stock options or stock appreciation rights, and none of them hold unexercised stock options. We have no long-term incentive plans.

Outstanding Equity Awards at Fiscal Year-End

Our current and former directors and officers do not have unexercised options, stock that has not vested or equity incentive plan awards.

Director Compensation

Dr. Kukekov will not receive any compensation for his service as a director prior to the Reverse Merger.  During the period ending June 30, 2011, our former director, Guy Turnowski received 10,000 shares as compensation for his services as an officer and director of the Company.  Neither Mr. Turnowski nor Mr. Bar received any compensation for their services as directors for the fiscal year ended June 30, 2012.

Employment Agreements and Arrangements

We have no employment agreement with Dr. Kukekov.  Following the closing of the Reverse Merger, our plans for compensation arrangements for the newly appointed directors and officers will be set by the Board at some future date.

TRANSACTIONS WITH RELATED PERSONS, PROMOTERS
AND CERTAIN CONTROL PERSONS

In August 2010, by action taken by our board of directors, we issued 490,000 shares of our common stock to Nir Bar, our now former President, Treasurer and Director, in consideration for the assignment of all of his rights in what is known as the Fits My Style products and invention.

In August 2010, by action taken by our board of directors, we issued 10,000 shares of our common stock to Guy Turnowski, our former Director, in consideration for services to be rendered.

On January 1, 2011, we entered into a web site design consultation agreement with beIT Visual Communications, a company owned and controlled by our former president and director, Mr. Bar.  Pursuant to the agreement, beIT Visual Communications will be developing the Fits my Style proof-of-concept website for a fixed fee of $10,000.  Mr. Bar negotiated the agreement on behalf of beIT Visual Communications, excusing himself from representing the Company in such negotiation while Yoel Neeman, the sole shareholder of KAEYO Investments Ltd., one of the founders of the Company, represented the Company. The term of the agreement is the earlier of (i) the completion of the scope of work, as described in the agreement, and (ii) January 31, 2012.  Either party may terminate the agreement upon 45 days prior written notice.  The agreement also provides that beIT Visual Communications will indemnify us for any liability resulting from our use of beIT Visual Communications’ work product up to an amount not to exceed the total compensation received by beIT Visual Communications under the agreement.

On June 11, 2012, we issued 131,250 shares of our common stock in a PIPE transaction to Orit Wolkin, Juemin Chu and KAEYO Investments Ltd. for an aggregate consideration of $10,500.  Orit Wolkin, Juemin Chu and KAEYO Investments Ltd. were 5% holders of our common stock at the time of the share issuance.  The issuance was made in reliance upon exemption from registration under Section 4(2) of the Securities Act.

On June 11, 2012, we issued 43,750 shares of our common stock in a PIPE transaction to beIT Visual Communications for an aggregate consideration of $3,500.  The issuance was made in reliance upon exemption from registration under Section 4(2) of the Securities Act.

Other than the above transactions or as otherwise set forth in this Information Statement or in any reports filed by us with the SEC, there have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 Regulation S-K.  The Company is currently not a subsidiary of any company.

Approval of Transactions with Related Persons

The Company’s policy with respect to transactions with related persons is that all such transactions must be approved in advance by the Board, although the Company has no written policy to that effect.

LEGAL PROCEEDINGS

We are not aware of any legal proceedings relating to securities or other proceedings that could have an adverse impact on the Company in which any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any associate of any such director, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

WHERE CAN YOU FIND ADDITIONAL INFORMATION

We are required to file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any materials that we file with the SEC at its Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our SEC filings are also available to the public from the SEC’s website at http://www.sec.gov.

SIGNATURES

              Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COMPANY: Dated: January 14, 2013	ANTRIABIO, INC. By: /s/ Nickolay Kukekov Nickolay Kukekov Chief Executive Officer